UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7) 1

KNOW LABS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

499238103

(CUSIP Number)

Ronald P. Erickson

c/o Know Labs, Inc.

500 Union St, Suite 810, Seattle, WA 98101

206-903-1351

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

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The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499238103

1.	Name of Reporting Persons. Ronald P. Erickson (1) I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 12,210,540
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,210,540
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,210,540
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 1.9% (13.4% on a fully diluted basis)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes shares owned directly by Ronald P. Erickson, his immediate family members and corporations controlled by Mr. Erickson. Also includes convertible notes, warrants and stock options exercisable within 60 days, and shares underlying convertible notes outstanding. Mr. Erickson has voting control on all such shares.

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Item 1. Security and Issuer

This Schedule 13D Amendment 7 (“13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Know Labs, Inc. fka Visualant, Incorporated (“the Company”), a Nevada corporation, whose principal executive office is located at 500 Union St, Suite 810, Seattle, WA 98101; telephone 206-903-1351. The principal executive officer is Ronald P. Erickson, Chief Executive Officer.

This 13D gives notice that as of October 11, 2023, the Company entered into and/or amended certain arrangements with Ronald P. Erickson, our Chief Executive Officer and/or entities in which Mr. Erickson has a beneficial interest. These arrangements are summarized below:

On March 16, 2018, the Company entered into a Note and Account Payable Conversion Agreement with J3E2A2Z, an entity controlled by Mr. Erickson, pursuant to which (a) all $664,233 currently owing under the J3E2A2Z Notes was converted to a Convertible Redeemable Promissory Note in the principal amount of $664,233 (the “J3E2A2Z Convertible Note”), and (b) all $519,833 of the J3E2A2Z Account Payable was converted into a Convertible Redeemable Promissory Note in the principal amount of $519,833 (the “Account Payable Convertible Note”) together with a warrant to purchase up to 1,039,666 shares of our common stock for a period of five years (the“J3E2A2Z Warrant”). The initial exercise price of the J3E2A2Z Warrant is $0.50 per share, also subject to certain adjustments. The J3E2A2Z Convertible Note and the Account Payable Convertible Note are referred to in this Report collectively as the “Convertible Notes.” In addition, effective as of January 31, 2018, Erickson was issued a warrant to purchase up to 855,000 shares of common stock of the Company for a period of five years (the “Erickson Warrant”). The J3E2A2Z Warrant and the Erickson Warrant are referred to herein collectively as the “Warrants”).

On September 15, 2023, the Company approved Amendments to the Convertible Notes with Ronald P. Erickson and J3E2A2Z, extending the due dates to September 30, 2024. On January 19, 2023, the Company approved the Extension of the Warrants, extending the exercise dates from January 30, 2023 to January 30, 2024.

On October 10, 2023, Mr. Erickson received a stock option grant for 4,640,844 shares at an exercise price of $0.25 per share. The stock option grant expires in five years. The stock option grant vests quarterly over four years.

On March 15, 2023, Mr. Erickson acquired 5,000 common shares at a price of $0.849 per share.

Previously Reported Transactions

On November 4, 2019, a stock option grant was issued to Ronald P. Erickson for 1,200,000 shares with an exercise price of $1.10 per share. The performance grant expires November 4, 2024 and vests upon uplisting to the NASDAQ or NYSE exchanges. The Company’s common stock began trading on NYSE American under the symbol “KNW” on September 16, 2022.

On December 15, 2020, a stock option grant was issued to Ronald P. Erickson for 1,865,675 shares at an exercise price of $1.53 per share. The stock option grant expires in five years. The grant vests in increments if the market capitalization of our commons stock exceeds for 20 consecutive trading days starting at $100 million to $1 billion.

On December 15, 2020, we issued an additional stock option grant to Ronald P. Erickson for 1,865,675 shares at an exercise price of $1.53 per share. The stock option grant expires in five years. The stock option grants vest when earned based on certain performance criteria.

On December 15, 2020, Mr. Erickson received a fully vested warrant to Ronald P. Erickson for 2,000,000 shares of common stock. The five year warrant is exercisable for cash or non-cash at $1.53 per share.

On December 16, 2021, Mr. Erickson received a stock option grant for 1,000,000 shares at an exercise price of $2.09 per share. The stock option grant expires in five years. The stock option grant vests quarterly over four years.

On December 14, 2022, Mr. Erickson received a stock option grant for 1,000,000 shares at an exercise price of $1.41 per share. The stock option grant expires in five years. The stock option grant vests quarterly over four years.

The foregoing summary of the transaction does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the respective agreements, which are filed as Exhibits in Item 7 herein, and incorporated herein by reference

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Item 2. Identity and Background

(a) This Schedule 13D is being filed by Ronald P. Erickson. The “Reporting Person” is an institutional investor” or an “accredited investor.” Information with respect to this Reporting Person is given solely by such Reporting Person.

(b) The principal business address of Mr. Erickson is located at 500 Union St, Suite 810, Seattle, WA 98101.

(c) The principal occupation of the Reporting Person is serving as Chairman of the Board of the Company since February 2015 and Chief Executive Officer since January 23, 2023. He previously served as Chief Executive Officer from November 2009 to April 2018 and from September 2003 through August 2004. He also previously served as Chairman of the Board from August 2004 until May 2011.

A senior executive with more than 30 years of experience in the high technology, telecommunications, micro-computer, and digital media industries, Mr. Erickson was the founder of the Company. He is formerly chairman, chief executive officer and co-founder of Blue Frog Media, a mobile media and entertainment company, chairman and chief executive officer of eCharge Corporation, an Internet-based transaction procession company, chairman, chief executive officer and co-founder of GlobalTel Resources, a provider of telecommunications services, chairman and chief executive officer of Egghead Software, Inc. a software reseller where he was an original investor. chairman and chief executive officer of NBI, Inc., and co-founder of MicroRim, Inc., the database software developer. Earlier, Mr. Erickson practiced law in Seattle and worked in public policy in Washington, DC and New York, NY. Additionally, Mr. Erickson has been an angel investor and board member of a number of public and private technology companies. In addition to his business activities, Mr. Erickson is the former Chairman of the Board of Trustees of Central Washington University where he received his BA degree. He also holds a MA from the University of Wyoming and a JD from the University of California, Davis. He is licensed to practice law in the State of Washington.

(d) During the last five years, the Reporting Person, to the best of his knowledge, has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person, to the best of his knowledge, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

See description to Item 4.

Item 4. Purpose of Transaction

The Common Stock was acquired for, and are being held for, investment purposes.

This 13D gives notice that as of the filing date of this 13D, the Company entered into certain arrangements with Ronald P. Erickson, our Chief Executive Officer and/or entities in which Mr. Erickson has a beneficial interest. These arrangements are summarized in Item 1 above and incorporated herein by reference.

Other

The Reporting Person holds the Common Stock of the Company for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to the Company’s policies, including its insider trading policy, as applicable.

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Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of October 16, 2023, Mr. Erickson beneficially owns 12,210,540 shares of Common Stock individually or by entities directly controlled by Mr. Erickson. This total includes 1,488,085 shares of issued common stock, and common stock shares obtainable upon exercise of: 2,091,525 vested stock options, 3,894,666 warrants to purchase common stock, and 4,736,264 shares of common stock obtainable upon conversion of convertible debt.

Mr. Erickson beneficially owns 1.9% of the Common Stock outstanding, based on 80,358,463 total shares of Common Stock outstanding as of October 16, 2023. On a fully diluted basis, Mr. Erickson beneficially owned 13.4% of the Common Stock outstanding assuming exercise of Mr. Erickson’s vested stock options, warrants and convertible debt, based on total shares outstanding as of October 16, 2023.

(b) As of October 16, 2023, Mr. Erickson had sole voting power and sole dispositive power with respect to 1,488,085 common stock shares, and an aggregate of 10,722,455 shares of Common Stock assuming exercise of all 2,091,525 vested stock options, 3,894,666 warrants to purchase common stock, and 4,736,264 shares of common stock obtainable upon conversion of convertible debt.

(c) Within the 60 days prior to the filing of this Schedule 13D, Mr. Erickson acquired the following securities of the Company:

On October 10, 2023, Mr. Erickson received a stock option grant for 4,640,844 shares at an exercise price of $0.25 per share. The stock option grant expires in five years. The stock option grant vests quarterly over four years.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

The following documents were attached to the Company’s Current Report(s) on Form 8-K that was filed with the SEC on March 21, 2018, January 23, 2023, January 25, 2023, and September 19, 2023:

Note and Account Payable Conversion Agreement dated January 31, 2018 by and between Know Labs Inc. fka Visualant, Incorporated and J3E2A2Z LP (incorporated herein by reference)

Convertible Redeemable Promissory Note dated January 31, 2018 by and between Know Labs Inc. fka Visualant, Incorporated and J3E2A2Z LP (incorporated herein by reference)

Convertible Redeemable Promissory Note for Accounts Payable dated January 31, 2018 by and between Know Labs Inc. fka Visualant, Incorporated and J3E2A2Z LP (incorporated herein by reference)

Common Stock Purchase Warrant dated January 31, 2018 by and between Know Labs Inc. fka Visualant, Incorporated andJ3E2A2Z LP (incorporated herein by reference)

Common Stock Purchase Warrant dated January 31, 2018 by and between Know Labs Inc. fka Visualant, Incorporated and Ronald P. Erickson (incorporated herein by reference)

Extension of Warrant Agreement dated January 19, 2023 by and between Know Labs, Inc. and Ronald P. Erickson.  Filed as an Exhibit to our Current Report on Form 8-K filed January 23, 2023 (incorporated herein by reference)

Extension of Warrant Agreement dated January 19, 2023 by and between Know Labs, Inc. and J3E2A2Z LP.  Filed as an Exhibit to our Current Report on Form 8-K filed January 23, 2023 (incorporated herein by reference)

Amendment 9 dated January 25, 2023 to Convertible Redeemable Promissory Note dated January 31, 2018, by and between Know Labs, Inc. and J3E2A2Z LP. Filed as an Exhibit to our Current Report on Form 8-K filed January 25, 2023 (incorporated herein by reference)

Amendment 9 dated January 25, 2023 to Convertible Redeemable Promissory Note dated January 31, 2018, by and between Know Labs, Inc. and J3E2A2Z LP. Filed as an Exhibit to our Current Report on Form 8-K filed January 25, 2023 (incorporated herein by reference)

Amendment 10 dated September 15, 2023 to Convertible Redeemable Promissory Note dated January 31, 2018, by and between Know Labs, Inc. and J3E2A2Z LP. Filed as an exhibit to our Current report on Form 8-K filed September 19, 2023 (incorporated herein by reference)

Amendment 10 dated September 15, 2023 to Convertible Redeemable Promissory Note dated January 31, 2018, by and between Know Labs, Inc. and J3E2A2Z LP. Filed as an exhibit to our Current report on Form 8-K filed September 19, 2023 (incorporated herein by reference)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2023	By:	/s/ Ronald P. Erickson
Name: Ronald P. Erickson

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